Exhibit 99.1
Baidu Takes Immediate Measures in Response to Recent CCTV Reports
Announces Conference Call Scheduled for November 19th 2008 for Discussion
Beijing, November 18, 2008 — Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today issued this press release in response to the recent CCTV reports.
Baidu focuses on providing customers with cost-effective and targeted marketing solutions. Baidu’s pay-for-performance (“P4P”) paid search platform enables its customers to reach users who search for information related to their products or services. Customers may use Baidu’s automated online tools to create text-based descriptions of their web pages and bid on keywords that trigger the display of their links and web page information.
China Central Television (“CCTV”), the largest state-owned television network in China, reported in its program “News in 30 Minutes” on November 15 and 16 that Baidu had been including websites of medical companies that do not hold proper licenses in its paid search listings for some popular medical terms, while excluding certain websites which did not buy keywords.
Shortly after the CCTV program was broadcast, Baidu initiated dialogue with CCTV regarding this matter. At the same time, Baidu removed paid search listings of certain customers, particularly medical and pharmaceutical customers without licenses on file with Baidu. Baidu will allow these customers to resume access to Baidu’s P4P paid search platform once their relevant licenses are provided to and reviewed by Baidu. These customers account for approximately 10-15% of Baidu’s total revenues. Baidu believes this immediate measure is the most prudent way to protect the interests of Baidu’s users. Currently, it is difficult to estimate how many removed customers will provide relevant licenses to Baidu and when they will do so. Baidu will work closely with customers to ensure those customers with proper licenses will be able to access Baidu’s services again quickly. While Baidu is currently uncertain about the near term financial impact of this prudent measure, Baidu does not believe it would have significant impact on Baidu’s results in the long term.
On November 17, 2008, Baidu issued a public statement in China, acknowledging that there could be cases where certain companies take advantage of Baidu’s paid search platform for questionable purposes. Baidu is committed to social responsibility and will continue to improve its sales and operational systems commensurate with its status as the leading Chinese language Internet search provider.
Separately, Baidu would like to affirm that Baidu has never excluded websites of any customers because they did not pay for keywords, and Baidu does not tolerate such practices.

Baidu is committed to playing a leading role in shaping the standards for China’s Internet industry. Baidu strives to further strengthen its operational systems and infrastructure. With a more mature operation, Baidu will grow even better able to serve increasing numbers of small and medium-sized enterprises (“SMEs”), the backbone of the Chinese economy.
Conference Call Information
Baidu will hold a live analyst conference call at 7:00 AM on November 19, 2008 U.S. Eastern Time (8:00 PM on November 19, 2008 Beijing/Hong Kong time).
Dial-in details for the conference call are as follows:

US: UK: Hong Kong:	+ 1-617-213-8842 + 44-207-365-8426 + 852-3002-1672
Passcode for all regions: 88779261
A replay of the conference call may be accessed by phone at the following number until November 26, 2008:
International: + 1-617-801-6888
Passcode: 48434960
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of November 18, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.
Contacts
For investor inquiries please contact:
China
Linda Sun
Baidu.com, Inc.
Tel: (8610) 8262 1188
Email: ir@baidu.com
Derek Mitchell
Ogilvy Financial, Beijing
Tel: (8610) 8520 6284
Email: derek.mitchell@ogilvy.com
U.S.
Thomas Smith
Ogilvy Financial, New York
Tel: (212) 880 5269
Email: thomas.smith@ogilvypr.com
For media inquiries please contact:
Ceren Wende
Ogilvy Financial, Beijing
Tel: (8610) 8520 6514
Email: ceren.wende@ogilvy.com